MOSAIC ACQUISITION CORP.

375 Park Avenue

New York, NY 10152

November 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Paul Fischer

Re:	Mosaic Acquisition Corp.
Registration Statement on Form S-4
Filed September 24, 2019
File No. 333-233911

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mosaic Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, so that it will become effective at 4:00 p.m., Eastern Time, on Monday, December 2, 2019 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Raphael M. Russo (212-373-3309) of Paul, Weiss, Rifkind, Wharton & Garrison LLP with any questions you may have regarding this request. In addition, please notify Mr. Russo by telephone when this request for acceleration has been granted.

MOSAIC ACQUISITION CORP.

By:	/s/ David M. Maura
Name:	David M. Maura
Title:	Chief Executive Officer and President

cc:	Securities and Exchange Commission
Kathleen Krebs
Robert S. Littlepage
Kathryn Jacobson

Vivint Smart Home, Inc.
Shawn J. Lindquist

Paul Weiss, Rifkind, Wharton & Garrison LLP
Raphael M. Russo

Simpson Thacher & Bartlett LLP
Elizabeth A. Cooper
Igor Fert